FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Najarian, Jack G.	2. Issuer Name and Ticker or Trading Symbol Uni-Marts, Inc. UNI							6. Relationship of Reporting Person(s) to Issuer Check all applicable) X Director 10% Owner Officer (give Other (specify below) title below)
(Last) (First) (Middle) c/o Uni-Marts, Inc. 477 East Beaver Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####			4. Statement for Month/Year February 27, 2003
(Street) State College, PA 16801				5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities B eneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7) Nature of Indirect Beneficial Ownership
		Code	V	Amount	(A) or (D)	Price
Common Stock	2/27/03	A		3,875	A	$1.29	13,715	D

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans action Date (Month/ Day/ Year)	4. Trans action Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deri- vative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr.4)
			Code	V	(A)	(D)	Date Exercisa ble	Expiration Date	Title	Amount or Number of Shares
Option - Right to Buy	$1.125						10/1/00	9/30/09	Common Stock	6,000		6,000	D
Option - Right to Buy	$1.50						2/24/01	2/23/10	Common Stock	2,500		2,500	D
Option - Right to Buy	$2.15						2/22/02	2/21/11	Common Stock	3,000		3,000	D
Option - Right to Buy	$2.55						2/21/03	2/20/12	Common Stock	3,500		3,500	D
Option - Right to Buy	$1.29	2/27/03	A		4,000		2/27/04	2/26/13	Common Stock	4,000		4,000	D

Explanation of Responses:
	/s/ N. Gregory Petrick **Signature of Reporting Person	February 28, 2003 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure